August 30, 2004


Via Facsimile (504) 569-7001 and U.S. Mail

Charles Snyder
Milling Benson Woodward L.L.P.
909 Poydras Street, Suite 2300
New Orleans, Louisiana 70130

RE:	Avoca, Incorporated
	Schedule 13E-3 filed August 13, 2004
	File no. 5-32043

	Preliminary Schedule 14A filed August 16, 2004
	File no. 0-9219

Dear Mr. Snyder:

We have the following comments on the above-referenced filings.

Schedule 13E-3

1. We note that you identify Avoca as the only filing person. Please advise us why you believe that each of the "management-related Stockholders" should not be added as filing persons on the Schedule 13E-3, as they appear to be affiliates engaged in this going private transaction. In particular, we note that these individuals will be in a position of control of the company following the reverse stock split. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Alternatively, revise to include these persons as filing persons on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

2. Expand your disclosure in response to Item 9 to clarify that you will make the Merrick and Collarini reports available in accordance with Item 1015(c) of Regulation M-A. Also ensure that the proxy statement contains the disclosure provided in response to Item 1015(c) as required by Instruction E to Schedule 13E-3, which states that any responses to Items 7, 8 and 9 of Schedule 13E-3 must be provided in full in the disclosure document provided to security holders, even if the response is negative or not applicable.

Schedule 14A

3. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

4. Please expand the legend required by Rule 13e-3(e)(1)(iii) to make clear that any representation to the contrary to the legend is a criminal offense.

5. Revise all the disclosures regarding fairness of the transaction throughout the document to separately address fairness to unaffiliated shareholders who will retain their interest in the company from those who will not. See Question and Answer #19 in Exchange Act Release No. 34-17719. When discussing fairness you should discuss positions on both substantive and procedural basis.

6. Please revise the Proxy Statement to include a table of contents prior to the Special Factors sections.

7. File all written materials provided to the Board by Chaffe & Associate, Merrick and Collarini as exhibits pursuant to Item 1016(c) of Regulation M-A, or advise us why the reports are not material to the Rule 13e-3 transaction. In addition, provide us on a supplemental basis with any materials used to present information to the Board such as board books, slides, etc.

Introduction, page 3

8. We reference your statement that proxies may be solicited by mail, telephone, telegraph, the Internet or in person. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Approval of Amendment to Avoca`s Charter to effect a reverse stock split of Avoca`s Common Stock, page 5

Summary Term Sheet, page 5

9. Please revise the summary term so that it appears in bullet point format. See Item 1001 of Regulation M-A.

10. Include bulleted disclosure highlighting the potential disadvantages of the reverse stock split.

11. Clarify what you mean by the "passive nature of our operations" appearing on page 6 and why this factor contributed to the Board`s decision to take the company private.

12. Revise the statement regarding likelihood of approval on the bottom of page 6 to state that you cannot provide assurance regarding the outcome of the vote.

Special Factors, page 8

		Introduction, page 8

13. We note your statement that the split "will become effective on such date as may be determined by the Board." Supplementally explain how long the split may be delayed after shareholder approval has been received.

Background, Purpose Structure and Effect of the Split Transaction, page 10

	Purpose and Reasons for the Split Transaction page 10

14. Expand your discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, etc., among board members, executive officers and management. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to address the following examples, which is not intended to be an exhaustive list:

* indicate when the Board began to consider its alternatives;
* disclose who first proposed the possibility of going private and when this occurred;
* explain how the reverse stock split ratio was determined. In this regard, please also explain whether you considered using an alternative ratio that would have enabled some unaffiliated shareholders to retain an ownership interest in your company while still sufficiently reducing the total number of shareholders so that you may seek to terminate your Exchange Act reporting obligations;
* address how you arrived at the $28 per share cash-out price; and
* disclose how and when the "management related stockholders" indicated their intent to vote in favor of the reverse stock split.

15. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years and since the Sarbanes-Oxley Act was enacted nearly two years ago, revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company`s operating history. See Item 1013(c) of Regulation M-A. Particularly address the timing of the going private transaction in light of your earlier disclosure of the "historically high prices for oil and gas."

16. Provide a break down of the $50,000 expected cost savings associated with SEC reporting obligations, to the extent possible, by quantifying the savings for each type of expense discussed. Also quantify the amount of time management devotes to compliance with the federal securities laws, to the extent practicable.

17. Please quantify the estimated costs associated with undertaking the alternative methods of going private discussed.

18. If the Board considered other methods to reduce expenses other than going private, please discuss the alternatives considered and why they were ultimately rejected. See Item 1013(b) of Regulation M-A.
In addition, disclose whether the Board considered the possibility of a third party buy-out. If the Board did not consider other such options, please explain why not.

19. We note your statement that "[a]s part of Avoca`s operational plans going forward, the Board of directors believes that it is incumbent to reduce costs as much as possible." Please expand your disclosure to discuss these operational plans and explain in greater detail how they impacted the company`s decision to undertake the transaction. In that regard, we note your statement on page 19 that you plan to continue your operations "as they are currently being conducted."

20. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split. See Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the reverse stock split will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by your Board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.


Factors Considered by the Board of Directors, page 11

21. We note you anticipate incurring expenses of approximately $775,000 in cash to complete this transaction and that one of the primary purposes for engaging in the transaction is the cost savings of approximately $56,000 per year. Please explain what consideration the Board gave to the fact that it will take approximately 14 years to recoup the value of the initial expense. In that regard, we note that assuming the company were able to receive a rate of return of just over 7% on the $775,000 it will utilize in this transaction, it would be able defray the annual costs indefinitely.

22. Please disclose what consideration the Board gave to Chaffe`s determination that the dividend yield analysis resulted in an implied equity value significantly higher than the per share consideration.

23. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Expand your discussions of net book value, going concern value and liquidation value to explain the Board`s methodology. In addition, revise to quantify the company`s liquidation value and going concern value on a per share basis, if known.

24. Disclose all of the financial forecasts that the Board utilized or provided to Chaffe, Merrick and Collarini. In addition, disclose and quantify the material assumptions underlying the forecasts.

25. To the extent the Board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719. In this regard, you may indicate that the Board did not consider previous purchase prices (factor vi) because there were none.

26. In addition, clarify how the Board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c), (d) and (e) of Regulation M-A and the lack of Appraisal Rights. Address this point in light of the fact that all the company`s management-related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reverse stock split, reject other alternatives and set the price to be paid in lieu of fractional shares.

Material Federal Income Tax Consequences, page 20

27. Investors are entitled to rely on this discussion. Accordingly, delete the statement that this discussion is for "general information only."

Opinion of Independent Financial Advisor, page 20

28. On a supplemental basis, provide us with a copy of the engagement letter.

29. Disclose who recommended Chaffe to the Board.

30. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of
Item 1015 of Regulation M-A. Revise to summarize any and all presentations made by Chaffe during the Board`s evaluation of the transaction and file any written materials as exhibits pursuant to
Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, including any draft or preliminary reports. For example, summarize Chaffe`s informal presentation made on June 17, 2004, and the meetings or discussions with Avoca`s management, officers and principals as referenced in its opinion letter filed as Appendix B to the proxy statement.

31. Disclose the ranges presented by Chaffe on June 17 and August 10.

32. In each analysis please disclose the multiples Chaffe utilized.

33. Quantify the "certain federal tax impact or transaction costs " that Chaffe assumed in connection with its Breakup/Liquidation
Analysis.

34. Disclose the basis under state law for Chaffe`s belief that shareholders do not have the right to rely on its opinion.

Land and Mineral Appraisals, page 25

35. Discuss the qualifications of the Appraisers in greater detail. See Item 1015(b)(2) of Regulation M-A.

36. Expand your summaries of the land and mineral appraisals to include at a minimum a discussion the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from Avoca and any limitation imposed by Avoca on the scope of the investigation. See Item 1015(b)(6) of Regulation M-A.

Appraisal Rights, page 27

37. We note your statement that shareholders are not entitled to appraisal rights under applicable state law. Please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.


Available Information, page 29

38. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to
Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

39. If you continue to elect to incorporate the financial information by reference after reviewing the preceding comment, then provide at least the summary information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and book value per share. For guidance, see Instruction 1 to Item 13 of Schedule 13E-3.

Other Matters, page 30

40. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph to clarify. Also revise your proxy card accordingly.

Closing Information

As appropriate, please revise the proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,


							Michael Pressman
							Office of Mergers and Acquisitions